Exhibit (c)(iv)
Project Milos Discussion Materials June 25, 2008

Project Milos Pricing Initial Offer Premium ??A compelling offer for Milos should demonstrate significant value to shareholders and would incorporate an appropriate premium over Milos’ unaffected stock price in order to move Rocket a step closer to achieving the end-goal of obtaining a favorable vote of the majority of minority shareholders f Under the current agreement, the only other way to move forward is to strive to satisfy the value threshold equal to the average of the means of the ranges of fair value for Milos common stock as determined by two investment banks engaged by the independent directors of Milos ??Although Milos’ current stock price is $74.18 per share, over the past year it has traded at a slight discount to current levels Last Three Years Stock Price Historical Milos Average Share Price Price ($) Volume (000s) $105 All-time high 100.0 $100 $100.20 90.0 1-Week Average $74.70 6-Month Average $72.74 $95 80.0 1-Month Average $72.66 1-Year Average $73.78 70.0 $90 60.0 3-Month Average $73.30 2-Year Average $77.81 $85 50.0 $80 40.0 $75 30.0 $70 20.0 $65 10.0 $60 0.0 Jun-05 Mar-06 Dec-06 Sep-07 Jun-08 2 Source: FactSet

Project Milos

Pricing (cont'd.)

Initial Offer Premium

- At this stage in the process, initial offer pricing should focus on the selection of the appropriate premium to be applied to Milos' stock price as of the date of the initial offer, as well as the implied multiple of earnings and cash flow
  - As Rocket already holds a majority of Milos' common stock outstanding, the initial offer premium would theoretically not need to compensate Milos shareholders at a change-of-control level
- Accordingly, assuming a negotiated transaction with Milos, key offer pricing considerations should include the following:
  - Relative trading levels of comparable public companies
  - Discounted cash flow values and Wall Street analyst price targets
  - Premiums paid in precedent squeeze-out transactions
  - Rocket's unique position as an existing majority shareholder with no external pricing competition
- In addition to the above data points, Milos' financial advisors will likely contextualize Rocket's offer for the Milos independent directors using more traditional M&A pricing metrics, including:
  - Valuation multiples implied by change of control transactions
  - Premiums paid in change of control transactions
  - Discounted cash flow analysis
  - Pro forma synergies per share expected to be achieved by a full integration of Rocket and Milos
  - All-time high price
- Since Rocket would not be making its initial bid until late July, Milos' current stock price may not be representative of future trading levels

Last Three Years Stock Price



Price ($)
Volume (000s)
All-time high
$100.20
$105
$100
$95
$90
$85
$80
$75
$70
$65
$60
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Jun-05
Mar-06
Dec-06
Sep-07
Jun-08

Source: FactSet

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Project Milos Preliminary Valuation Summary Preliminary Valuation Summary EV / 2008E IBES EBITDA 9.0x 10.9x 12.7x 14.6x 16.5x 18.3x 20.2x 22.1x 23.9x 25.8x (1) Comparable Company Analysis (IBES) $62.98 $77.20 (2) Current Analyst Price Targets(3) Squeeze-Out Premiums Paid Analysis $78.81 $97.19 $86.00 $100.20 Discounted Cash Flow Initial Market All-Offer Time High 12-month Trading Current Share Price (4) Lehman Brothers Analyst $71.33 $87.43 Wachovia Lehman Brothers JP M organ Analyst(4) $71.07 $87.67 Broadpoint Capital Friedman, Billings Jefferies Goldman Sachs Analyst(4) $73.44 $89.99 Consensus target Credit Suisse price ($84.63) BMO Capital (4) M organ Stanley Analyst $75.24 $92.10 Ferris Baker Watts Sanford Bernstein Deutsche Bank Change-of-Control Transactions Lazard Robert Baird & Co (5) $74.18 M &A Precedent Transactions Analysis $113.46 $135.82 Current Goldman Sachs Current Price(6) price Oppenheimer ($74.18) M &A Premiums Paid Analysis(7) $97.05 $106.22 Bear Stearns Piper Jaffray Rodman & Renshaw $50.00 $60.00 $70.00 $80.00 $90.00 $100.00 $110.00 $120.00 $130.00 $140.00 Thomas Weisel Morgan Stanley (1) Based on IBES projections and ranges of 2008E and 2009E EBITDA multiples of 12.0x to 14.0x and 11.0x to 13.0x and ranges of 2008E and 2009E P/E UBS multiples of 20.0x to 22.0x and 18.0x to 20.0x, respectively (2) Based on squeeze out premiums paid in transactions with deal values greater than $1 billion since 2003 in which the acquiror owned more than 50% of the Banc of America outstanding shares prior the transaction and sought 25-50% through the acquisition. Premiums represent one-day, one-week and one-month final offer JP Morgan premium ranges of 15.0% - 30.0% (3) Source: Bloomberg $60.00 $70.00 $80.00 $90.00 $100.00 $110.00 (4) Based on Wall Street projections to 2012, assumes an exit multiple range of 12.0x to 14.0x and discount rates of 8.5% - 10.5% $ per share (5) Based on deal multiples from selected completed change-of-control biotech deals since 2004. Based on IBES projections and a range of LTM revenue multiples of 10.0x to 12.0x (6) Current price as of 6/23/2008 4 (7) Based on one-day and one-week change-of-control premium ranges of 30.0% — 40.0% and one-month change-of-control premium range of 45.0% — 55.0%

Project Milos

Milos Valuation Matrix

($ in millions except per share data)

	Share Price	Prem / (Disc) to Current[1]	Prem / (Disc) to 52 Wk High	Prem / (Disc) to All Time High	Squeeze-Out Purchase Price[2]	FD Equity Value[3]	Enterprise Value[4]	Enterprise Value / Revenue LTM	Enterprise Value / Revenue 2008E	Enterprise Value / Revenue 2009E	Enterprise Value / EBITDA 2008E	Enterprise Value / EBITDA 2009E	Price / Earnings 2008E	Price / Earnings 2009E	2008E PEG
	Statistic	*$74.18*	*$82.20*	*$100.20*			*Milos Statistic*	*$11,944.0*	*$12,990.7*	*$14,108.4*	*$5,550.2*	*$5,954.1*	*$3,651.4*	*$4,124.3*	*21.5%*
Current Price[1]	$74.18	0.0%	(9.8%)	(26.0%)	$35,703.8	$79,261.6	$77,464.6	6.5x	6.0x	5.5x	14.0x	13.0x	21.7x	19.2x	1.0x
	$80.00	7.8%	(2.7%)	(20.2%)	$38,815.8	$85,791.0	$83,994.0	7.0x	6.5x	6.0x	15.1x	14.1x	23.5x	20.8x	1.1x
	$82.20	10.8%	0.0%	(18.0%)	$39,992.2	$88,259.1	$86,462.1	7.2x	6.7x	6.1x	15.6x	14.5x	24.2x	21.4x	1.1x
	$85.00	14.6%	3.4%	(15.2%)	$41,489.3	$91,400.4	$89,603.4	7.5x	6.9x	6.4x	16.1x	15.0x	25.0x	22.2x	1.2x
	$86.00	15.9%	4.6%	(14.2%)	$42,024.5	$92,522.8	$90,725.8	7.6x	7.0x	6.4x	16.3x	15.2x	25.3x	22.4x	1.2x
	$88.00	18.6%	7.1%	(12.2%)	$43,127.9	$94,800.6	$93,003.6	7.8x	7.2x	6.6x	16.8x	15.6x	26.0x	23.0x	1.2x
	$90.00	21.3%	9.5%	(10.2%)	$44,231.3	$97,078.4	$95,281.4	8.0x	7.3x	6.8x	17.2x	16.0x	26.6x	23.5x	1.2x
	$92.00	24.0%	11.9%	(8.2%)	$45,334.8	$99,356.2	$97,559.2	8.2x	7.5x	6.9x	17.6x	16.4x	27.2x	24.1x	1.3x
	$94.00	26.7%	14.4%	(6.2%)	$46,438.2	$101,634.0	$99,837.0	8.4x	7.7x	7.1x	18.0x	16.8x	27.8x	24.6x	1.3x
	$96.00	29.4%	16.8%	(4.2%)	$47,541.6	$103,911.7	$102,114.7	8.5x	7.9x	7.2x	18.4x	17.2x	28.5x	25.2x	1.3x
	$98.00	32.1%	19.2%	(2.2%)	$48,645.0	$106,189.5	$104,392.5	8.7x	8.0x	7.4x	18.8x	17.5x	29.1x	25.7x	1.4x
	$100.00	34.8%	21.7%	(0.2%)	$49,748.4	$108,467.3	$106,670.3	8.9x	8.2x	7.6x	19.2x	17.9x	29.7x	26.3x	1.4x
	$100.20	35.1%	21.9%	0.0%	$49,858.7	$108,695.1	$106,898.1	8.9x	8.2x	7.6x	19.3x	18.0x	29.8x	26.4x	1.4x
	$102.00	37.5%	24.1%	1.8%	$50,851.8	$110,745.1	$108,948.1	9.1x	8.4x	7.7x	19.6x	18.3x	30.3x	26.9x	1.4x
	$104.00	40.2%	26.5%	3.8%	$51,955.2	$113,022.9	$111,225.9	9.3x	8.6x	7.9x	20.0x	18.7x	31.0x	27.4x	1.4x

52-Week High | Initial Offer | All-Time High | Initial Minority Squeeze-Outs Premium Median[5] | Core Comparable M&A Transactions Median[6]

Source: Company filings, FactSet
(1) Current price as of 6/23/2008
(2) Assumes 587.2 million shares are currently held by Rocket
(3) FD equity value assumes 1,050.9 million shares outstanding and 88 million options outstanding at a weighted average exercise price of $61.61
(4) Based on net debt of ($1,797.0) million
(5) Median of Tier 1 one-day premiums. Minority squeeze-outs include completed and pending deals with deal values greater than $1 billion since 2003 in which the acquiror owned over 50% of the outstanding shares prior to the transaction and sought 25%-50% of the outstanding shares through the acquisition
(6) Core comparables are change-of-control transactions since 2004 involving targets with significant oncology franchises and greater than $1 billion equity value

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Project Milos

Pricing

Initial Offer Rationale

An initial offer of $86.00 per Milos share (15.9% premium to current trading price) would be credible to Milos independent directors and shareholders and other transaction participants (e.g. ISS, Glass-Lewis), based on the valuation metrics they are likely to consider

Additionally, the initial offer provides Rocket with latitude to – if appropriate – increase its offer, depending on shareholder reaction and Rocket's continued development of views regarding its strategic value

- An initial offer at $86.00 would strike an important balance between (a) establishing credibility with Milos independent directors and shareholders as well as (b) allowing Rocket the flexibility to increase its offer, primarily due to the following:
  - Transaction is not a change of control. Therefore, the initial offer does not theoretically need to provide a change-of-control level premium to Milos selling shareholders
  - In line with squeeze-out transaction premiums paid in precedent deals
    - Initial premiums – Core comparable squeeze-out transaction set contemplates median initial premiums of 13.6%, 12.2%, and 14.3%, for the 1 day, week and month preceding the offer announcement, respectively[1]
    - Final premiums – broader squeeze-out transaction set contemplates median final premiums of 13.6%, 15.9%, and 20.1% for the 1 day, week and month preceding the offer announcement, respectively[2]
  - Implies valuation multiples of 16.3x 2008E EBITDA and 25.3x 2008E net income, which are meaningfully higher than the Company's publicly traded peers[3]
    - Core comparable[4] set exhibits median multiples of 8.5x 2008E EBITDA and 14.0x 2008E net income
    - High-multiple comparable company Gilead is projected to exhibit a 23.9% long-term growth rate, has margins well in excess of Milos and trades at 20.1x 2008E EBITDA and 27.1x 2008E net income
      - Milos is projected to exhibit a 21.5% long-term growth rate, implying a PEG of 1.2x at $86.00 per share
  - Exceeds Milos 52-week intraday high price of $82.20 (89 days ago)[5] and offers shareholders a price last seen on 2/26/07 (483 days ago)
  - Exceeds Wall Street research analyst consensus price target of $84.63, implying that the offer pays Milos shareholders a fair minority value for selling their shares
  - Relative to Rocket's preliminary internal valuation analysis, exceeds intrinsic value and compensates Milos shareholders for a portion of pro forma synergies

(1) Core comparable squeeze-out transaction set includes minority squeeze-outs greater than $1 billion closed or pending since 2003, in which a parent company purchased the common stock outstanding of a subsidiary that the parent did not already own
(2) Broader comparable squeeze-out transaction set includes squeeze-outs greater than $1 billion closed or pending since 2000
(3) Publicly traded peers include Amgen, Biogen, Celgene, Cephalon, Genzyme and Gilead
(4) Core comparable publicly traded peers include Amgen, Biogen and Cephalon
(5) As an additional reference point, Milos' all-time intraday high price of $100.20 occurred on 12/6/05 (approximately 930 days ago)

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Project Milos

Pricing

Squeeze-Out Premiums Summary

- Summarized below are premiums paid in precedent squeeze-out transactions greater than $1 billion in value since 2000 with more than 25% of the outstanding shares sought
- This data may be more of a focal point for arbs as opposed to long-term shareholders, who will focus on underlying valuation measures

Squeeze-Outs Greater Than $1 Billion

Since 2000

Number of Deals = 45

	Initial Premium			Final Premium		
	1 Day	1 Week	1 Month	1 Day	1 Week	1 Month
Mean	14.2%	16.1%	17.5%	17.4%	19.7%	21.5%
Median	12.5%	13.4%	14.2%	13.6%	15.9%	20.1%
High	107.9%	107.5%	100.6%	116.5%	138.7%	159.8%
Low	(63.0%)	(58.2%)	(64.6%)	(75.8%)	(72.7%)	(76.9%)
Median Implied Milos Price	$84.08	$84.68	$78.28	$84.95	$86.55	$82.30

Since 2003

Number of Deals = 22(1)

	Initial Premium			Final Premium		
	1 Day	1 Week	1 Month	1 Day	1 Week	1 Month
Mean	13.5%	14.4%	17.1%	18.1%	19.1%	21.6%
Median	13.6%	12.2%	14.3%	14.7%	15.3%	20.2%
High	36.0%	32.3%	55.0%	45.7%	44.7%	55.0%
Low	0.9%	1.4%	(4.0%)	0.9%	1.4%	0.8%
Median Implied Milos Price	$84.89	$83.78	$78.36	$85.74	$86.04	$82.34

Source: Company filings, Thomson Financial, Capital IQ, Mergermarket, Press releases
Note: Also includes the squeeze-outs of Shell Canada and Fox Entertainment
(1) Represents the 22 minority squeeze-out transactions with deal values greater than $1 billion since 2003, in which a parent company purchased the common stock outstanding of a subsidiary that the parent did not already own (Tier 1 transactions)

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